UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

________________________________________________________________________________


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           BARRIER THERAPEUTICS, INC.
                           --------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
               ---------------------------------------------------
                        (Title of Class of Securities)


                                    06850R108
                               ------------------
                                 (CUSIP Number)


                                December 31, 2007
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ X ]  Rule 13d-1(b)

                             [   ]  Rule 13d-1(c)

                             [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.:  06850R108                                         Page 2 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of               5.      Sole Voting Power               None
Shares                  ........................................................
Beneficially            6.      Shared Voting Power             2,223,296
Owned by Each           ........................................................
Reporting               7.      Sole Dispositive Power          None
Person With             ........................................................
                        8.      Shared Dispositive Power        2,223,296
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,223,296
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.35% based on 35,003,739 shares outstanding as of November 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.:  06850R108                                         Page 3 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SUPERNOVA MANAGEMENT LLC
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of               5.      Sole Voting Power               None
Shares                  ........................................................
Beneficially            6.      Shared Voting Power             2,223,296
Owned by Each           ........................................................
Reporting               7.      Sole Dispositive Power          None
Person With             ........................................................
                        8.      Shared Dispositive Power        2,223,296
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,223,296
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.35% based on 35,003,739 shares outstanding as of November 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.:  06850R108                                         Page 4 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ALEC N. LITOWITZ
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       United States of America
.................................................................................
Number of               5.      Sole Voting Power               None
Shares                  ........................................................
Beneficially            6.      Shared Voting Power             2,223,296
Owned by Each           ........................................................
Reporting               7.      Sole Dispositive Power          None
Person With             ........................................................
                        8.      Shared Dispositive Power        2,223,296
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,223,296
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.35% based on 35,003,739 shares outstanding as of November 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC

                                                              Page 5 of 10 Pages

Item 1(a).      Name of Issuer:

                Barrier Therapeutics, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                600 College Road East, Suite 3200, Princeton, NJ 08540.

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)   Magnetar Capital Partners LP ("Magnetar Capital Partners");

                ii) Supernova Management LLC ("Supernova Management"); and

                iii)  Alec N. Litowitz ("Mr. Litowitz").

                This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar
Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).      Citizenship

                i)   Magnetar   Capital   Partners   is   a   Delaware  limited
                     partnership;

                ii)  Supernova   Management  is  a  Delaware  limited  liability
                     company; and

                iii)  Mr. Litowitz is a citizen of the United States of America.

                                                              Page 6 of 10 Pages

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.0001 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                06850R108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:


                (a) [ ] Broker  or dealer  registered  under  Section  15 of the
                        Exchange Act.
                (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
                (c) [ ] Insurance  company as defined in Section 3(a)(19) of the
                        Exchange Act.
                (d) [ ] Investment  company  registered  under  Section 8 of the
                        Investment Company Act.
                (e) [X] An   investment   adviser  in   accordance   with   Rule
                        13d-1(b)(1)(ii)(E);
                (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
                (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
                (h) [ ] A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.
                (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned:

                As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 2,223,296 Shares. This amount consists of: (A) 963,684 Shares held for the account of Magnetar Capital Master Fund; (B) 4,140 Shares held for the account of Magnetar SGR Fund Ltd.; (C) 111,071 Shares held for the account of Magnetar SGR Fund LP and (D) 1,144,401 Shares held for the account of the Managed Accounts.

Item 4(b)       Percent of Class:

                The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.35% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent filed registration statement on Form 10-Q, there were approximately 35,003,739 shares outstanding as of November 5, 2007).

                                                              Page 7 of 10 Pages


Item 4(c)       Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          2,223,296

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             2,223,296

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7.         Identification  and  Classification  of  the   Subsidiary  Which
                Acquired  the  Security  Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10. Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008                 MAGNETAR CAPITAL PARTNERS LP


                                        By:  /s/ Alec N. Litowitz
                                             --------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova
                                               Management LLC, as General
                                               Partner of Magnetar Capital
                                               Partners LP


Date: February 13, 2008                 SUPERNOVA MANAGEMENT LLC


                                        By:  /s/ Alec N. Litowitz
                                             --------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager


Date: February 13, 2008                 ALEC N. LITOWITZ

                                        /s/ Alec N. Litowitz
                                        --------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A. Joint Filing Agreement, dated February 13, 2008 by and among Magnetar Capital Partners LP, Supernova Management LLC, and
     Alec N. Litowitz.................................................     10

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Barrier Therapeutics, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2008                 MAGNETAR CAPITAL PARTNERS LP


                                        By:  /s/ Alec N. Litowitz
                                             --------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova
                                               Management LLC, as General
                                               Partner of Magnetar Capital
                                               Partners LP



Date: February 13, 2008                 SUPERNOVA MANAGEMENT LLC


                                        By:  /s/ Alec N. Litowitz
                                             --------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager



Date: February 13, 2008                 ALEC N. LITOWITZ

                                        /s/ Alec N. Litowitz
                                        --------------------